UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

• The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2022)	Previous Period (Second quarter of 2022)	Changes (%)	Year to Year Comparison (Third quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results Year-to-date (“YTD”) Results	43,434	42,899	1.25	42,150	3.05
		129,105	85,671	—	124,533	3.67

Operating Income	Quarterly Results YTD Results	4,656	4,596	1.30	3,930	18.46
		13,576	8,920	—	11,629	16.74

Profit from Continuing Operations Before Income Tax	Quarterly Results YTD Results	3,624	4,028	(10.03)	3,591	0.91
		10,921	7,298	—	14,232	(23.26)

Profit for the Period	Quarterly Results YTD Results	2,456	2,581	(4.86)	7,365	(66.65)
		7,241	4,785	—	21,042	(65.59)

Attributable To: Controlling Interests	Quarterly Results YTD Results	2,346	2,539	(7.58)	7,842	(70.08)
		6,997	4,651	—	21,082	(66.81)

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2022)	Previous Period (Second quarter of 2022)	Changes (%)	Year to Year Comparison (Third quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	31,226	31,182	0.14	30,274	3.15
	YTD Results	93,183	61,956	—	90,297	3.20

Operating Income	Quarterly Results	3,887	3,809	2.05	3,196	21.64
	YTD Results	11,265	7,378	—	9,552	17.93

Profit Before Income Tax	Quarterly Results	4,327	3,284	31.76	2,299	88.21
	YTD Results	10,997	6,670	—	10,314	6.62

Profit for the Period	Quarterly Results	3,051	2,245	35.94	1,584	92.65
	YTD Results	7,816	4,765	—	8,084	(3.31)

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	November 10, 2022 / 3:00 p.m. (Seoul time)

	Location	2022 3Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)
4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: November 10, 2022